Mail Stop 3561

March 25, 2008

Via Fax & U.S. Mail

Mr. Ronald M. DiNella
Chief Financial Officer
325 North LaSalle Street, Suite 500
Chicago, Illinois 60610

> **Re:** **Mortons' Restaurant Group**
> **Form 10-K for the year ended December 30, 2007**
> **Filed March 3, 2008**
> **File No. 001-12692**

Dear Mr. DiNella:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 30, 2007

Management's Discussion and Analysis

– Fiscal Year Ended December 30, 2007 Compared to Fiscal Year Ended December 31, 2006, page 33

Mr. Ronald M. DiNella
Morton's Restaurant Group, Inc.
March 25, 2008
Page 2

1. We note your disclosure that revenues increased as a result of increased gift card breakage income of $1.6 million, including $.7 million related to expired gift certificates, recorded during the three month period ended April 1, 2007. Please refer to our comment on the classification of this income in the consolidated statements of operations. However, in light of the fact that you began recording gift card breakage in fiscal 2006, and this income is recorded without any corresponding expense, please tell us, and revise future filings to discuss the reasons for the increase in gift card breakage income between 2006 and 2007.

- Results of Operations and Liquidity, page 33

2. Reference is made to disclosure in Note 10 – Income Taxes (page 60) where we note significant variability between your domestic and foreign operations. Specifically, your domestic operations incurred significant losses in two fiscal years while foreign operations generated significant income during those years. In a separate section in MD&A, please expand your disclosure to provide results of operations discussion comparing your domestic and foreign operations. Among other disclosures that may be necessary, please include (i) the nature of items and amounts that contribute to the significant variability in your operating results between these areas; and (ii) the reasons for the significant positive operating margin experienced by your foreign operations that is disproportionate to their contribution of revenues (i.e. less than 7% of consolidated revenues) in each of the last three fiscal years as disclosed in the Business section – Financial Information about Geographic Areas (page 12). In addition, please also discuss any uncertainties, trends, demands and commitments as well as differences in liquidity and capital resource requirements between these geographic areas. Please revise in future filings accordingly.

- Working Capital and Cash Flows, page 38

3. We note your disclosure that you have a working capital deficit as of December 30, 2007. Please revise this section of MD&A in future filings to discuss the reasons you do not believe the deficit impairs the overall financial position of the Company and to indicate why a working capital deficit may be common in the restaurant industry and is not unique to you. Refer to Item 303 of Regulation S-K.

Audited Financial Statements

Consolidated Statements of Operations, page 47

4. We note that you present the costs associated with the termination of the management agreement with Castle Harlan as a non-operating expense. Consistent with the treatment for its related prior management fees incurred, these costs to terminate the management agreement were incurred relative to your operations and classification as an operating expense within operating income appears appropriate as well for these costs. This treatment is similar to the presentation of a gain (loss) on the sale or termination of an asset. Please advise and revise your consolidated statement of operations in future filings to reclassify these costs from other expense to an operating expense.

Notes to the Audited Financial Statements

Note 2. Summary of Significant Accounting Policies

- General

5. Please tell us and disclose in future filings an accounting policy for the consolidated balance sheet classification that contains amounts that are due from credit card processors (i.e. before cash settlement) when customer pay by credit card.

- (q) Net Income (Loss) Per Share, page 54

6. Please revise future filings to disclose the nature and amount of any securities that could potentially dilute EPS in the future, but which were not included in the calculation of diluted EPS because to do so would have been antidilutive for the periods presented. See paragraph 40 of SFAS No. 128.

Note 2 (p) – Revenue Recognition, page 54

7. Although recognizing breakage income (e.g. gift cards, etc.) with the corresponding derecognizing of its related liability by analogy to Statement 5 is appropriate if a registrant has objective reliable historical evidence specific to the company's experience and at a point when it is remote that the customer will assert its claim, the staff has also previously held that amounts recognized in income under this approach are to be reported as a gain (other income), not as revenue, in the consolidated statement of operations. Please revise in future filings accordingly.

Note 10 – Income Taxes, page 60

8. Reference is made to the approximate $3 million adjustment related to amended tax returns that reduced the fiscal 2007 income tax expense as disclosed in the table reconciling the "expected to actual" tax expense.   Furthermore, we note the disclosure in the paragraph following the table that states the $3 million tax benefit recognized in fiscal 2007 relates to the amendment of your 2004 and 2005 federal tax returns in electing to treat certain employee-portion FICA tax payments as income tax credits, rather than income tax deductions as previously taken in filing the original returns.   As this material adjustment has been recognized prospectively in the period of change (i.e. the current fiscal year – 2007), it appears that you have treated it as a change in accounting estimate.   In accordance with the guidance in paragraphs 2(d) and 20 of SFAS No. 154, an accounting estimate change results from new information or obtaining additional information.   We are unclear as to the reasons you have treated the adjustment in this manner.   Therefore, please specifically address your consideration for this accounting treatment as well as why you believe this adjustment should not have been treated as a correction of an error as defined in paragraph 2(h) of SFAS No. 154.   As part of your response, in complete and clear detail, please also specifically provide us with the following information:

   - The background for this change in tax reporting including why an income tax deduction was previously taken and the reason for the amendment to the federal income tax returns to now recognize income tax credits for this item;
   - Tell us if new information became available in fiscal 2007 that did not exist previously at the time the original tax returns were filed in 2004 and 2005;
   - Was there any change in tax law that predicated this change in tax treatment; **and**
   - Was treatment as an income tax deduction or income tax credit both acceptable methods of income tax reporting at the time of filing the original tax returns?

Note 17. Legal Matters and Contingencies, page 69

9. We note your disclosure that during the fourth quarter of 2007, you recorded a charge of approximately $3.4 million in connection with certain wage and hour and other labor claims, including the settlements of several such wage and hour and similar labor claims. Please tell us the nature of the claims for which this charge was recorded and tell us the events or circumstances that took place in 2007 that caused you to determine the charge was necessary. As part of your response, please tell us why you believe that it was appropriate that no charge was recorded in earlier periods. Also, please revise MD&A in future filings to discuss the nature of this charge and its effects on the results of operations.

Note 19. Interim Financial Information, page 71

10. Please revise future filings to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented. For example, the IPO transaction occurred during the first quarter of 2006. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Joseph A. Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief